EXHIBIT 99.1

Elan (Logo)                                            Biogen Idec(TM) (Logo)


For More Information Contact:

MEDIA CONTACTS:
Elan                                      Biogen Idec
Anita Kawatra                             Amy Brockelman
Ph: 212 407 5740                          Ph: 617 914 6524
800 252 3526

INVESTOR CONTACTS:
Elan                                      Biogen Idec
Emer Reynolds                             Elizabeth Woo
Ph: 353 1 709 4000                        Ph: 617 679 2812
800 252 3526





        ELAN AND BIOGEN IDEC SUBMIT APPLICATION TO THE EUROPEAN MEDICINES
              AGENCY FOR APPROVAL OF ANTEGREN FOR CROHN'S DISEASE

       Application includes 12-month data from Phase III Maintenance Trial showing sustained response, remission, and withdrawal from corticosteroids in a significant number of patients


Dublin, Ireland, Cambridge, MA and San Diego, CA - September 29, 2004 - Elan Corporation, plc and Biogen Idec today announced that they have submitted a Marketing Authorisation Application (MAA) to the European Medicines Agency for the approval of ANTEGREN(R) (natalizumab) as a treatment for Crohn's disease. Additionally, the companies presented new 12-month data from the Phase III maintenance trial, ENACT-2 (Evaluation of Natalizumab As Continuous Therapy-2), today at the United European Gastroenterology Week meeting in Prague, Czech Republic, and these data were included in the filing.

Data from ENACT-2 showed a sustained and clinically significant response throughout 12 months of extended natalizumab infusion therapy, confirming findings in patients who had previously shown a sustained response throughout six months (data presented at Digestive Disease Week in May, 2004). Maintenance of response was defined by a Crohn's Disease Activity Index (CDAI) score of less than 220, and less than 70-point increase from baseline,


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in the absence of rescue intervention throughout the study. Response was maintained by 54 percent (90/168) of patients treated with natalizumab compared to 20 percent (34/170) of those treated with placebo. In addition, 39 percent (51/130) of patients on natalizumab maintained clinical remission during the study period, versus 15 percent (18/120) of those on placebo.

By the end of month 12, 49 percent (33/67) of natalizumab-treated patients who had previously been treated with corticosteroids were able to withdraw from steroid therapy compared to 20 percent (15/76) of placebo-treated patients. No notable difference in the overall rates of side effects between natalizumab and placebo treatment groups was observed through month 12. The safety profile seen in this trial was similar to that seen in previous natalizumab trials. The most frequently reported adverse events were headache, nasopharyngitis, nausea and abdominal pain.

"This filing and the presentation of 12-month data from the ENACT-2 study represent important milestones in our development of natalizumab as a treatment for Crohn's disease, and we are committed to working closely with the European regulators to facilitate a thorough review of our submission and the supporting data," said Lars Ekman, MD, executive vice president and president, Research and Development, Elan. "We believe natalizumab can be an important therapy in this underserved patient population."

"These findings suggest that natalizumab may sustain a significant level of efficacy and safety in the treatment of Crohn's disease," said Burt Adelman, MD, executive vice president, Development, Biogen Idec. "These data also reinforce natalizumab's potential across a range of immune-mediated diseases."

ENACT-2 Study Findings

This Phase III, double-blind, placebo-controlled, international maintenance trial of natalizumab in Crohn's disease enrolled responders from ENACT-1 (a three-month double-blind, placebo-controlled study in patients with moderately to severely active Crohn's disease). Natalizumab responders from ENACT-1 (339 patients) were re-randomized after the three-month study to one of two double-blind treatment groups: natalizumab (300 mg) or placebo, both administered monthly for a total of 12 months. The primary endpoint of



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ENACT-2 was sustained maintenance of response throughout the first six months of treatment.

     Findings from the initial six-months of ENACT-2 showed:

          o 61 percent (103/168) of natalizumab-treated patients exhibited sustained significant clinical response versus 28 percent (48/170) of patients re-randomized to receive placebo.

          o Clinical remission at six months was maintained by 44 percent (57/130) of patients receiving natalizumab versus 26 percent (31/120) of placebo patients.

About ANTEGREN (natalizumab)

Natalizumab, a humanized monoclonal antibody, is the first alpha-4 antagonist in the new selective adhesion molecule (SAM) inhibitor class. The drug is designed to inhibit the migration of immune cells into tissues where they may cause or maintain inflammation. To date, approximately 2,800 patients have received natalizumab in clinical trials. In placebo-controlled trials to date, in both Crohn's disease and MS, the most commonly reported adverse events in either group were headache, fatigue and nasopharyngitis.

Elan and Biogen Idec are collaborating equally on the development of natalizumab in multiple sclerosis, Crohn's disease, and rheumatoid arthritis. Based on one-year Phase III data in MS, the companies have submitted applications for drug approval in the US and Europe. The FDA has designated natalizumab for Priority Review and Accelerated Approval for the treatment of multiple sclerosis. In addition, a Phase II trial for rheumatoid arthritis is underway.

About Crohn's Disease

Approximately one million people worldwide have Crohn's disease, a chronic and progressive inflammatory disease of the gastrointestinal tract, which commonly affects both men and women. The disease usually causes diarrhea, crampy abdominal pain, often fever, and at times rectal bleeding. Loss of appetite and subsequent weight loss also may occur. Complications include narrowing of the intestine, obstruction, abscesses, and fistulas (abnormal channels connecting the intestine and other organs, including the skin), malnutrition and decreased growth rate in children.


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About Elan

Elan is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing, selling and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases and severe pain. Elan's (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges. For additional information, about the company, please visit http://www.elan.com.

About Biogen Idec

Biogen Idec (NASDAQ: BIIB) creates new standards of care in oncology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit http://www.biogenidec.com.

Safe Harbor/Forward Looking Statements

This press release contains forward-looking statements regarding the potential of ANTEGREN (natalizumab) as a treatment for multiple sclerosis, Crohn's disease and rheumatoid arthritis. These statements are based on the companies' current beliefs and expectations. Drug development involves a high degree of risk. Factors which could cause actual results to differ materially from the companies' current expectations include: the risk that unexpected concerns may arise from additional data or analysis, that regulatory authorities may require additional information, further studies, or may fail to approve the drug for marketing, or that the companies may encounter other unexpected hurdles. For more detailed information on the risks and uncertainties associated with the companies' drug development and other activities, see the periodic reports of Biogen Idec Inc. and Elan Corporation, plc filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.



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